UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
WYNN RESORTS, LIMITED
 (Name of Issuer)
Common Stock, $0.01 par value per share
 (Title of Class of Securities)
983134107
 (CUSIP Number)
Kai Haakon E. Liekefett Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300	James Cole Sidley Austin LLP 1501 K Street NW Washington, DC 20005 (202) 736-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 983134107	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
ELAINE P. WYNN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,539,077

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,539,077

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,539,077

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D
Page 3 of 5 Pages

This Amendment No. 14 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2002, as amended to date (the “Schedule 13D”) relating to the common stock, par value $0.01 (the “Common Stock”) of Wynn Resorts, Limited (the “Company”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Letter to the Board

On April 17, 2018, Ms. Wynn sent a letter (the “Letter”) to the Company’s board of directors (the “Board”).  In the Letter, Ms. Wynn requests that Board reopen the window during which shareholders can nominate directors and propose business at the Company’s upcoming 2018 annual meeting (the “Annual Meeting”) and take steps that would allow for a majority of the Board to be comprised of new directors effective at the Annual Meeting.  A copy of the Letter has been filed as Exhibit 13 to this Schedule 13D and is incorporated by reference herein.

MS. WYNN MAY BE DEEMED TO BE A PARTICIPANT IN THE SOLICITATION OF PROXIES WITH RESPECT TO THE COMPANY’S ANNUAL MEETING OF STOCKHOLDERS.  A DESCRIPTION OF MS. WYNN’S INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THIS SCHEDULE 13D, AS AMENDED FROM TIME TO TIME. MS. WYNN STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ ANY DEFINITIVE PROXY STATEMENTS AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV.

Settlement Agreement

On April 16, 2018, Ms. Wynn entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with the Company, Stephen A. Wynn and Kimmarie Sinatra relating to the case Wynn Resorts, Limited vs. Kazuo Okada, et al., Case No. A-12-656710 (the “Litigation”).  Under the terms of the Settlement:  (i) Ms. Wynn and Mr. Wynn agreed to settle Ms. Wynn’s remaining claims that Mr. Wynn breached the Amended and Restated Stockholders Agreement, dated as of January 6, 2010, among Ms. Wynn, Mr. Wynn and Aruze USA, Inc. (the “Stockholders Agreement”); (ii) Ms. Wynn released her claims against the Company and Ms. Sinatra relating to Mr. Wynn’s alleged breach of the Stockholders Agreement; and (iii) the Company and Ms. Sinatra released their claims brought against Ms. Wynn, all emanating from the Litigation, thereby resolving all claims in that Litigation.  Under the terms of the Settlement, Mr. Wynn agreed to pay Ms. Wynn $25.0 million; none of Ms. Wynn, the Company or Ms. Sinatra made any payment.  A copy of the form of the Settlement Agreement has been filed as Exhibit 14 to this Schedule 13D and is incorporated by reference herein

Ms. Wynn may engage in discussions with the Company’s shareholders, management and board of directors regarding a variety of matters relating to the Company, including, among other things, the Company’s strategy, business, management, capital structure and allocation, corporate governance, and board composition.  Ms. Wynn may take steps seeking to bring about changes to increase shareholder value, including, but not limited to, pursuing any of the plans or proposals referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D
Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 14 is incorporated by reference herein.

Except as set forth herein, Ms. Wynn has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 13	Letter from Ms. Wynn to the Board dated April 17, 2018

Exhibit 14	Form of Settlement Agreement and Mutual Release by and between the Company, Mr. Wynn, Ms. Wynn and Ms. Sinatra dated April 16, 2018

SCHEDULE 13D
Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2018

ELAINE P. WYNN

/s/ Elaine P. Wynn
Elaine P. Wynn